August 21, 2006

SUBJECT :	NEPTUNE TECHNOLOGIES & BIORESSOURCES
CUSIP CA64077P

To Whom it may concern,

In accordance with The National Instrument 54-101, we hereby advise you that the General Annual and Special Meeting date for the above-mentioned company is November 24, 2006.

The record date, for the determination of the shareholders entitled to receive notice of said

Meeting, is fixed on September 22, 2006.

SHARE OWNERSHIP MANAGEMENT

NEPTUNE TECHNOLOGIES & BIORESSOURCES

Tel.: 1 (800) 341-1419

Per: (signed) Sylvie St-Pierre

                 Authorized Officer

1200-1100 rue University

Montréal (Québec)

H3B 2G7